UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 23, 2020

DIGITAL REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-32336	26-0081711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Four Embarcadero Center, Suite 3200 San Francisco, California	94111
(Address of principal executive offices)	(Zip Code)

(415) 738-6500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock	DLR	New York Stock Exchange
Series C Cumulative Redeemable Perpetual Preferred Stock	DLR Pr C	New York Stock Exchange
Series G Cumulative Redeemable Preferred Stock	DLR Pr G	New York Stock Exchange
Series I Cumulative Redeemable Preferred Stock	DLR Pr I	New York Stock Exchange
Series J Cumulative Redeemable Preferred Stock	DLR Pr J	New York Stock Exchange
Series K Cumulative Redeemable Preferred Stock	DLR Pr K	New York Stock Exchange
Series L Cumulative Redeemable Preferred Stock	DLR Pr L	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On January 23, 2020, Digital Realty Trust, Inc., a Maryland corporation (“DLR”), InterXion Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“InterXion”), and Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”), entered into Amendment No. 1 to Purchase Agreement (“Amendment No. 1”), which amends the previously disclosed Purchase Agreement by and among DLR, Buyer and InterXion, dated as of October 29, 2019 (as amended, the “Purchase Agreement”), to, among other things, provide that if DLR or Buyer reduces the minimum tender condition of at least 80% of InterXion’s outstanding ordinary shares to 66 2/3% at the expiration of the exchange offer, then the exchange offer expiration will be extended for five business days. This extension of the exchange offer replaces a subsequent offering period of three business days following the expiration of the exchange offer. If DLR or Buyer does not reduce the minimum tender condition, or if DLR or Buyer reduces the minimum tender condition to 66 2/3% at any time prior to the expiration of the exchange offer, then following the expiration time Buyer shall provide a subsequent offering period of three business days. Amendment No. 1 also provides that if Buyer initiates the compulsory acquisition, then Buyer will request in the proceedings before the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) that the amount in cash to be paid to InterXion shareholders who did not tender their shares in the exchange offer be not less than the value of the offer consideration for shares that were tendered in the exchange offer.

The foregoing description of Amendment No. 1 in this report is not intended to be a complete description thereof. The description is qualified in its entirety by the full text of Amendment No. 1, which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to Purchase Agreement, dated as of January 23, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

On December 6, 2019, DLR filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. After the registration statement is declared effective by the Securities and Exchange Commission (“SEC”), DLR intends to mail a definitive proxy statement/prospectus to shareholders of DLR and DLR intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC, and soon thereafter InterXion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding ordinary shares of InterXion referred to in this document has not yet commenced. The solicitation and offer to purchase the ordinary shares of InterXion will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or InterXion may file with the SEC and send to DLR’s stockholders or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and InterXion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

DLR, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s stockholders and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Note Regarding Forward-Looking Statements

DLR cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, InterXion and the combined company. These forward-looking statements include, among other things, statements about the exchange offer and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 27, 2020

Digital Realty Trust, Inc.

By:	/s/ JOSHUA A. MILLS
Joshua A. Mills
Executive Vice President, General Counsel and Secretary

Exhibit 2.1

AMENDMENT NO. 1 TO PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of January 23, 2020, by and among Digital Realty Trust, Inc., a Maryland corporation (“Parent”), Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands (“Buyer”), and InterXion Holding N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the Laws of the Netherlands (the “Company”). Capitalized terms used herein without definition shall have the meanings given to them in the Purchase Agreement (as defined below).

WHEREAS, Parent, Buyer and the Company entered into that certain Purchase Agreement (as amended, the “Purchase Agreement”), dated October 29, 2019; and

WHEREAS, Parent, Buyer and the Company desire to make certain amendments to the Purchase Agreement to reflect their mutual understanding;

NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Amendment, the receipt and sufficiency of which are hereby acknowledged, Parent, Buyer and the Company, intending to be legally bound, agree as follows:

ARTICLE I.

Amendments

1.1. Expiration Time.

(a) Section 2.01(d) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“The Offer shall initially expire at the later of (i) 12:01 a.m. (New York City time), or at such other time as the Parties may mutually agree in writing, on the first Business Day following the end of twentieth (20th) Business Day (calculated in accordance with Rule 14d-1(g)(3) under the 1934 Act) following the commencement of the Offer and (ii) 12:01 a.m. (New York City time) on the first Business Day following the end of the date that is six (6) Business Days after the date of the EGM (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 2.01(e), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).”

(b) Each reference in Section 2.01(e)(ii) of the Purchase Agreement to “4:00 p.m. (New York City time) on the last Business Day of such period” is hereby amended to “12:01 a.m. (New York City time) on the first Business Day following the end of the last Business Day of such period”.

(c) Section 2.01(e) of the Purchase Agreement is hereby amended to add the following new Section 2.01(e)(iv) as follows:

“(iv) If, at the then-scheduled Expiration Time, the Minimum Condition has been amended pursuant to clause (y) of the proviso to paragraph (A) of ANNEX I, then Buyer shall (and Parent shall cause Buyer to) extend the Offer for a period of five (5) Business Days (with such period to end at 12:01 a.m. (New York City time) on the first Business Day following the end of the last Business Day of such five (5) Business Day period).”

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1.2. Subsequent Offering Period.

(a) Section 2.01(f) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

“Following the Acceptance Time, if the Minimum Condition has not been amended pursuant to clause (y) of the proviso to paragraph (A) of ANNEX I, Buyer shall (and Parent shall cause Buyer to) (and the Offer Documents shall so indicate) provide a subsequent offering period (“Subsequent Offering Period”) in accordance with Rule 14d-11 promulgated under the 1934 Act of not less than three (3) Business Days (which shall be calculated in accordance with Rule 14d-1(g)(3) under the 1934 Act).”

(b) Immediately preceding clause (o) of Section 1.02 of the Purchase Agreement, the word “and” and the space immediately preceding such word are hereby deleted and replaced with a semicolon.

(c) The following interpretive provision is hereby inserted in Section 1.02 of the Purchase Agreement immediately following clause (o):

“and (p) wherever the term “Subsequent Offering Period” is used in this Agreement, other than Section 1.01 and Section 2.01(f), it shall be deemed to be followed by “(if any)””

1.3. Post-Offer Reorganization.

(a) Sections 2.06(a)(iii), 2.07(a)(iii) and 2.09(a) of the Purchase Agreement are each hereby amended to replace the phrase “closing of the Subsequent Offering Period” with “later of the Acceptance Time and the expiration of the Subsequent Offering Period”.

(b) Sections 2.09(b)(i), (b)(ii), (c)(i), (c)(ii) and (d)(i) of the Purchase Agreement are each hereby amended to insert immediately prior to the phrase “expiration of the Subsequent Offering Period” the words “later of the Acceptance Time and the”.

(c) Section 2.09(d)(ii) of the Purchase Agreement is hereby amended to replace the words “expiration of the Subsequent Offering” by the words “later of the Acceptance Time and the expiration of the Subsequent Offering Period”.

1.4. Compulsory Acquisition. The following new Section 7.11 shall be inserted to the Purchase Agreement:

“Section 7.11 Compulsory Acquisition. If Buyer initiates the Compulsory Acquisition in accordance with Section 2.09, then Buyer shall request in the proceedings before the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) that the amount in cash calculated on a per Share basis to be paid to the Minority Shareholders be not less than the value of the Offer Consideration at the time the Offer Consideration for Shares validly tendered in accordance with the terms of the Offer is delivered (betaalbaarstelling van het bod); provided, that in respect of a Compulsory Acquisition in respect of (i) Post-Conversion Shares or (ii) shares in Intrepid I, such amount will be one-fifth (1/5th) of the amount aforementioned.”

1.5. Minimum Condition. Paragraph (A) of ANNEX I to the Purchase Agreement is hereby amended and restated in its entirety as follows:

“there shall have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Parent or its Affiliates, will allow Buyer to acquire at least eighty percent (80%) of the outstanding Shares on a fully-diluted and as-converted basis on the Closing Date (the “Minimum Condition”); provided that (x) at any time prior to the then-scheduled Expiration Time, Parent or Buyer may at its discretion amend the reference to “eighty percent (80%)” in the definition of Minimum Condition to “sixty-six and two-thirds percent (66 2/3%)” and (y) if at the then-scheduled Expiration Time, the number of Shares that have

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been tendered in accordance with the terms of the Offer, and not properly withdrawn, together with the Shares then owned by Parent or its Affiliates, represents at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Shares on a fully-diluted and as-converted basis, Parent or Buyer may at its discretion amend the reference to “eighty percent (80%)” in the definition of Minimum Condition to “sixty-six and two-thirds percent (66 2/3%)”;”

ARTICLE II.

Effect of Amendment

2.1. Except as expressly amended hereby, all of the terms and provisions of the Purchase Agreement shall remain in full force and effect.

2.2. On and after the date of this Amendment, each reference in the Purchase Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import, and each reference to the Purchase Agreement, including by “thereunder”, “thereof” or words of like import in any document, shall mean and be a reference to the Purchase Agreement as amended by this Amendment. Notwithstanding the foregoing, any reference to “the date of this Agreement” or “the date hereof” shall mean October 29, 2019.

ARTICLE III.

Miscellaneous

3.1. Continuing Effect of Purchase Agreement. This Amendment shall not constitute an amendment or waiver of any provision of the Purchase Agreement not expressly referred to herein and shall not be construed as an amendment, waiver or consent to any action on the part of any Party that would require an amendment, waiver or consent of such Party except as expressly stated herein.

3.2. Parties in Interest. This Amendment shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Amendment, express or implied, is intended to confer any rights or remedies under or by reason of this Amendment upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns.

3.3. Governing Law; Jurisdiction; Forum; Waiver of Jury Trial. Sections 9.06, 9.07 and 9.08 of the Purchase Agreement are hereby incorporated herein by reference, mutatis mutandis.

3.4. Counterparts. This Amendment may be executed and delivered in one or more counterparts (including via facsimile or electronic transmission), each of which shall be deemed an original, and all of which shall constitute one and the same Amendment.

3.5. Headings. The heading references herein are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

3.6. Severability. Section 9.11 of the Purchase Agreement is hereby incorporated herein by reference, mutatis mutandis.

[The remainder of this page has been left intentionally blank]

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IN WITNESS WHEREOF, the Parties have duly executed this Amendment as of the date first above written.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

DIGITAL INTREPID HOLDING B.V. By: Digital Realty Netherlands B.V. its managing director

By:	/s/ Jeannie Lee
Name:	Jeannie Lee
Title:	Managing Director

DIGITAL REALTY TRUST, INC.

By:	/s/ Andrew Power
Name:	Andrew Power
Title:	Chief Financial Officer

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